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SECURI[illegible] 05044509 SSION

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SEC FILE NUMBER
8- 30076

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **October 31, 2004** (MM/DD/YY) AND ENDING **September 30, 2005** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Ohio Savings Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

1801 East Ninth Street
(No. and street)

Cleveland	**OH**	**44114**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan W. Presby **(216) 588-4455**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

127 Public Square, Suite 3300	**Cleveland**	**OH**	**44114**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 0 3 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carol Severino, **swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of** Ohio Savings Securities **as of** November 16, 2005, **are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.**

Carol Severino
Vice President and Director of Compliance


NOTARIAL SEAL
STATE OF OHIO

Notary Public

Rose Ann DiVincenzo
Notary Public, State of Ohio
My Commission Expires 1-21-07
Recorded In Lake County

This report ** contains (check all applicable boxes):

x	(a)	**Facing Page**
x	(b)	**Statement of Financial Condition**
x	(c)	**Statement of Income**
x	(d)	**Statement of Cash Flows**
x	(e)	**Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital**
	(f)	**Statement of Changes in Liabilities Subordinated to Claims of Creditors**
x	(g)	**Computation of Net Capital**
	(h)	**Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3**
	(i)	**Information Relating to the Possession or Control Requirements Under Rule 15c3-3**
	(j)	**A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3**
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	**A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation**
x	(l)	**An Oath or Affirmation**
	(m)	**A Copy of the SIPC Supplemental Report**
	(n)	**A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit**
x	(o)	**Independent Auditors' report on internal control**

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

Ohio Savings Securities, Inc.

(A Wholly Owned Subsidiary of Ohio Savings Financial Corporation)

Financial Statements as of and for the Year Ended September 30, 2005, Supplemental Schedule as of September 30, 2005, Independent Auditors' Report, and Report on Internal Control


SEC MAIL
RECEIVED
PROCESSING
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WASH. D.C.
192
SECTION

OHIO SAVINGS SECURITIES, INC.
(A Wholly Owned Subsidiary of Ohio Savings Financial Corporation)

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Suite 3300
127 Public Square
Cleveland, OH 44114-1291
USA

Tel: +1 216 589 1300
Fax: +1 216 589 1369
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Ohio Savings Securities, Inc.
Cleveland, Ohio

We have audited the following financial statements of Ohio Savings Securities, Inc. (the "Company"), a wholly owned subsidiary of Ohio Savings Financial Corporation, for the year ended September 30, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedule of the Company as of September 30, 2005, is presented for the purpose of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

November 16, 2005

OHIO SAVINGS SECURITIES, INC.
(A Wholly Owned Subsidiary of Ohio Savings Financial Corporation)

STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2005

ASSETS

CASH AND CASH EQUIVALENTS	$ 1,764,097
INVESTMENT IN SECURITIES	4,539
RECEIVABLE FROM BROKERS AND DEALERS	402,771
DEPOSIT WITH CLEARING BROKER	74,027
EQUIPMENT—net	110,099
PREPAID EXPENSES AND OTHER ASSETS	17,653
TOTAL	$ 2,373,186

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Due to affiliate—net	$ 59,214
Accounts payable and accrued expenses	544,299
Deferred tax liability	10,700
Total liabilities	614,213
STOCKHOLDERS' EQUITY:	
Capital stock, no par value—authorized, 500 shares; issued and outstanding	500
Paid-in capital	2,549,500
Accumulated deficit	(791,027)
Total stockholders' equity	1,758,973
TOTAL	$ 2,373,186

See notes to financial statements.

OHIO SAVINGS SECURITIES, INC.
(A Wholly Owned Subsidiary of Ohio Savings Financial Corporation)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2005

REVENUES:	
Commissions	$ 6,257,627
Interest	9,930
Management fees—Ohio Savings Insurance Agency	58,072
Other	12
Total revenues	6,325,641
EXPENSES:	
Compensation	3,421,713
Management fees—Ohio Savings Bank	1,699,364
Clearance charges	226,309
Communications and data processing	72,901
Equipment rental and office occupancy expenses	110,539
Professional services	79,508
Postage	61,939
Realized loss on sale of securities	16,745
Other operating expenses	140,359
Total expenses	5,829,377
INCOME BEFORE FEDERAL INCOME TAX EXPENSE	496,264
FEDERAL INCOME TAX EXPENSE:	
Current tax expense	183,800
Deferred tax benefit	(9,900)
	173,900
NET INCOME	$ 322,364

See notes to financial statements.

OHIO SAVINGS SECURITIES, INC.
(A Wholly Owned Subsidiary of Ohio Savings Financial Corporation)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2005

	Capital Stock	Paid-In Capital	Accumulated Deficit	Total
BALANCE—September 30, 2004	$ 500	$2,549,500	$ (1,113,391)	$1,436,609
Net income			322,364	322,364
BALANCE—September 30, 2005	$ 500	$2,549,500	$ (791,027)	$1,758,973

See notes to financial statements.

OHIO SAVINGS SECURITIES, INC.
(A Wholly Owned Subsidiary of Ohio Savings Financial Corporation)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 322,364
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	40,165
Loss on sale of securities	16,745
Deferred tax benefit	(9,900)
Changes in assets and liabilities:	
Decrease in receivables from brokers and dealers	198,570
Decrease in deposit with clearing broker	1,265
Decrease in federal income tax receivable	391
Decrease in prepaid expenses and other assets	5,021
Increase in due to affiliate	77,927
Increase in accounts payable and accrued expenses	90,304
Net cash provided by operating activities	742,852
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of equipment	(32,108)
Net purchases and sales of securities	(17,984)
Cash used in investing activities	(50,092)
NET INCREASE IN CASH AND CASH EQUIVALENTS	692,760
CASH AND CASH EQUIVALENTS:	
Beginning of year	1,071,337
End of year	$ 1,764,097

See notes to financial statements.

OHIO SAVINGS SECURITIES, INC.
(A Wholly Owned Subsidiary of Ohio Savings Financial Corporation)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED SEPTEMBER 30, 2005

1. GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Ohio Savings Securities, Inc. (the "Company") is a registered nonclearing broker and dealer in securities. The Company was incorporated in June 1983, obtained its securities dealer licenses in January 1984, and began offering accounts shortly thereafter. The Company primarily operates in Ohio, Florida and Arizona by offering investment advice and completing transactions for its customers. The Company is a wholly owned subsidiary of Ohio Savings Financial Corporation.

Basis of Presentation—The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

Cash Equivalents—The Company considers all highly liquid investments with a term of three months or less to be cash equivalents. Such amounts are considered short-term in nature; therefore the carrying amount approximates fair value.

Commissions Receivable—Commissions receivable and related accrued expenses are recorded in the accompanying financial statements on a trade-date basis.

Investments—The Company holds an investment in NASD stock which is considered available for sale and is valued at fair value, which approximates cost. Purchases and sales of investments are recorded on a trade-date basis. Realized gains and losses from investment transactions are reported on the specific identification method.

Depreciation—Depreciation is provided on a straight-line basis using the estimated useful life of assets ranging from 3 to 10 years.

Federal Income Taxes—The Company provides federal income taxes in accordance with the asset and liability method as if it filed separately.

Revenue Recognition—The Company records securities transactions on a trade-date basis.

2. RELATED-PARTY TRANSACTIONS

The Company maintains noninterest-bearing deposits at Ohio Savings Bank (the "Bank"), a wholly owned subsidiary of Ohio Savings Financial Corporation. As of September 30, 2005, the Company held $1,431,422 on deposit with the Bank.

Under an agreement with the Bank, the Bank provides certain management services for the benefit of the Company. Services include office space, furnishings, general management, accounting, and clerical services. In consideration for the services provided, the Company incurred $1,699,364 in management

fees and $50,073 in rent for the year ended September 30, 2005. In addition, the Bank pays select operating expenses for the Company for which the Company subsequently reimburses the Bank. At September 30, 2005, the Company had payables in the amount of $75,697 due to the Bank.

Under an agreement with Ohio Savings Insurance Agency, a wholly owned subsidiary of Ohio Savings Financial Corporation, the Company provides certain management services for the benefit of Ohio Savings Insurance Agency. Services include general management, sales, and clerical services. In consideration for the services provided, $58,072 in management fees for the year ended September 30, 2005, was earned from Ohio Savings Insurance Agency.

3. OFFICE PROPERTIES AND EQUIPMENT

At September 30, 2005, office properties and equipment, less accumulated depreciation and amortization, consisted of the following:

Furniture and fixtures	$ 77,414
Equipment	130,711
Leasehold improvements	19,110
Construction in process	30,090
	257,325
Less accumulated depreciation and amortization	(147,226)
Total office properties and equipment—net	$ 110,099

4. FEDERAL INCOME TAXES

The operating results of the Company and other affiliated entities are included in the consolidated federal income tax return of its parent, Ohio Savings Financial Corporation. The Company reimbursed its parent company $160,400 for federal income taxes paid on its behalf. The federal income tax benefit shown in the accompanying statement of operations is equal to approximately 35% of the Company's pretax accounting income for fiscal 2005.

The net tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at September 30, 2005, are as follows:

Deferred tax assets—accrued expenses	$ 3,150
Deferred tax liabilities:	
Prepaid expenses	710
Premises and equipment primarily due to differences in depreciation	13,140
Total gross deferred tax liabilities	13,850
Net deferred tax liability	$ (10,700)

Under the asset and liability method of accounting for income taxes, a valuation allowance is established to reduce the deferred tax asset if it is more likely than not that the related tax benefits will not be realized. In management's opinion, it is more likely than not that the tax benefits will be realized; consequently, no valuation allowance has been established as of September 30, 2005.

5. NET CAPITAL RULE

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-l). Such rule requires the maintenance of minimum net capital and prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds 15 times its "net capital" (as defined). Under such rule, and the related rules of the National Association of Securities Dealers, Inc., the Company may be prohibited from expanding its business if its ratio of "aggregate indebtedness" to "net capital" exceeds 10 to 1.

The Company is required to maintain minimum "net capital" of $50,000 according to the Uniform Net Capital Rule. The Company's "net capital" and ratio of "aggregate indebtedness" to "net capital" at September 30, 2005, were $476,508 and 1.30, respectively.

6. RULE 15c3-3 EXEMPTION

The Company is exempt from rule 15c3-3 of the Securities Exchange Commission under subsection (k) of that rule. Under this exemption, the "Computation for Determination of Revenue Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

* * * * * *

SUPPLEMENTAL SCHEDULE

OHIO SAVINGS SECURITIES, INC.
(A Wholly Owned Subsidiary of Ohio Savings Financial Corporation)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF SEPTEMBER 30, 2005

COMPUTATION OF NET CAPITAL:	
Total stockholders' equity	$ 1,758,973
Deductions and other charges—nonallowable assets:	
Receivables from brokers and dealers	(165,263)
Due from affiliate	(16,483)
Cash	(945,640)
Equipment—net	(110,099)
Prepaid expenses and other assets	(17,653)
Other deductions and charges	(27,327)
Total deductions and other charges	(1,282,465)
Net capital	$ 476,508
AGGREGATE INDEBTEDNESS—Item included in statement of financial condition:	
Liabilities	$ 614,213
Due from affiliate	16,483
Deferred tax liability	(10,700)
Total aggregate indebtedness—net	$ 619,996
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required	$ 50,000
Excess net capital	$ 426,508
Ratio—aggregate indebtedness to net capital	1.30
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF SEPTEMBER 30, 2005):	
Net capital as reported in Company's Part II (unaudited) FOCUS report	$ 493,547
Audit adjustment to properly state:	
Cash deduction	(13,739)
Other deductions	(3,300)
Net capital per above	$ 476,508



Deloitte & Touche LLP
Suite 3300
127 Public Square
Cleveland, OH 44114-1291
USA

Tel: +1 216 589 1300
Fax: +1 216 589 1369
www.deloitte.com

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors of
Ohio Savings Securities, Inc.
Cleveland, Ohio

In planning and performing our audit of the financial statements of Ohio Savings Securities, Inc. (the "Company") for the year ended September 30, 2005 (on which we issued our report dated November 16, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

November 16, 2005